Exhibit 99.1

Secoo Announces Refinancing of US$175 million Convertible Note

BEIJING, March 4, 2022 -- Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO), Asia’s leading online integrated upscale products and services platform, today announced that it has entered into a refinancing agreement with Great World Lux Pte. Ltd (“Great World”), an affiliate of the Company’s strategic partner, L Catterton Asia.

Pursuant to the refinancing agreement, Secoo and Great World have agreed to refinance the three-year convertible note issued by the Company to Great World on August 8, 2018 in an aggregate principal amount of US$175,000,000 (the “Original Note”). Upon completion of the refinancing, Secoo will issue a senior two-year guaranteed secured note to Great World, in exchange for the Original Note, for an aggregate principal amount of US$203,212,565 plus interests accrued thereon calculated from the maturity date of the Original Note until the actual issue date (the “New Note”) and will have each of its subsidiaries to sign a guarantee agreement and subordination agreement to secure the obligations of the Company under the New Note.

The completion of the refinancing is subject to customary closing conditions and the closing is expected to take place in the near future.

“We truly value our partnership with L Catterton Asia, and we are honored to extend our relationship,” said Richard Li, Chairman and Chief Executive Officer of Secoo. “The refinancing terms demonstrate an endorsement from its world-leading partner of Secoo’s unique position to take advantage of the blossoming opportunities in luxury e-commerce as the Chinese consumer picks up the pace in online shopping in the aftermath of the global pandemic. This transaction further strengthens our balance sheet and enhances our ability to advance tech-enabled innovation and drive quality growth, supporting value creation for shareholders and partners.”

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 420,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Proposed Transaction, the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail: ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail: Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: Secoo@tpg-ir.com

2